EXHIBIT 99.8

Chunghwa Telecom

June 10, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
May	Net sales	18,850,952	18,625,167	(+)225,785	(+)1.21%

Jan-May	Net sales	94,251,716	92,069,969	(+)2,181,747	(+)2.37%

b Trading purpose : None